MINE DEVELOPMENT ASSOCIATES
MINE ENGINEERING SERVICES

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Primero Mining Corp. (“Primero”) for the year ended December 31, 2015, and any amendments thereto (the “Form 40-F”), I, Thomas Dyer, P.E., hereby consent to the use of my name in connection with the references to and summaries of scientific and technical information relating to Primero’s mineral properties (collectively, the “Incorporated Information”) and to the inclusion of the Incorporated Information in the Annual Information Form filed as an exhibit to the Form 40-F and incorporated by reference therein.

Yours very truly,

/s/ “Thomas L. Dyer”
Thomas L. Dyer, P.E.

Dated: March 30, 2016

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053

Mine Development Associates	C:\Projects\Clients\Primero\Consents\Primero 2016 40-F Consent - Dyer.docx
March 22, 2016	Print Date: 3/22/16 4:29 PM